October 17, 2024

Eric Carre
Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

        Re: Halliburton Company
            Form 8-K filed September 3, 2024
            File No. 001-03492
Dear Eric Carre:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed September 3, 2024
General

1.     We note the reference to the previous Form 8-K, which disclosed under
Item 8.01 that
       you became aware of the cybersecurity incident on August 21, 2024. Please advise us why you filed under Item 1.05 and tell us whether or not this incident is a material cybersecurity incident. The Item 1.05 Form 8-K states your belief that the incident has not had, and is not reasonably likely to have, a material impact on your financial condition or results of operations. You then state that you remain subject to various risks due to the incident, including "the adequacy of processes during the period of
       disruption, diversion of management   s attention, potential litigation,
changes in
       customer behavior, and regulatory scrutiny." Please advise us to what extent you considered qualitative factors in your materiality analysis and not just potential impact on financial condition and results of operations. As the Commission noted in the
       adopting release, the rule   s inclusion of    financial condition and
results of operations
       is not exclusive; companies should consider qualitative factors alongside quantitative factors in assessing the material impact of an incident. For example, consider impacts on customer relationships, competitiveness, and potential reputational harm related to the cybersecurity incident. Please tell us what were the qualitative or quantitative
 October 17, 2024
Page 2

       factors that led you to file under Item 1.05 of Form 8-K. In this regard, we note the
       adopting release states that       investors are best served knowing
what led
       management to conclude the incident is material.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Geoffrey Kruczek at 202-551-3641 or James Lopez at 202-551-3536
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences